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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| SEC FILE NUMBER |
|---|
| 08707 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dorn & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

216 East Washington Ave
(No. and Street)

| Fergus Falls | MN | 56537 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Matthew Dorn | (952) 449-3019 | mdorn@dornco.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company, LLC
(Name – if individual, state last, first, and middle name)

| P.O. Box 27887 | Austin | TX | 78755 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 11/20/2014 | PCAOB #6072 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Matthew Dorn _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dorn & Co., Inc. _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President & CEO

_____
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Dorn & Co., Inc.

## Financial Statement
## With Auditor's Report
## For the Year Ended December 31, 2025

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange act of 1934.

# Dorn & Co., Inc.

**Contents**
for the Year ended December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Dorn & Co., Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Dorn & Co., Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dorn & Co., Inc. as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Dorn & Co., Inc.'s management. Our responsibility is to express an opinion on Dorn & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dorn & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**BAUER & COMPANY, LLC**

*Bauer & Company, LLC*

We have served as Dorn & Co., Inc.'s auditor since 2018.

Austin, Texas
February 24, 2026

Bauer & Company, LLC
P. O Box 27887, Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

# Dorn & Co., Inc.

Statement of Financial Condition
As of December 31, 2025

**ASSETS**

| | | |
|---|---|---:|
| Cash and Cash Equivalents | $ | 375,737 |
| Receivable from Broker - Dealers and Clearing Organization | | 84,180 |
| Prepaid expenses | | 17,896 |
| Property and Equipment, Net | | 2,125 |
| Intangible Assets, Net | | 168,731 |
| Restricted Deposit with Clearing Organization | | 25,000 |
| **TOTAL ASSETS** | $ | 673,669 |

**LIABILITIES AND STOCKHOLDERS EQUITY**

**LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued expenses | 85,326 |
| **TOTAL LIABILITIES** | 85,326 |

**TOTAL STOCKHOLDERS EQUITY**

| | |
|---|---:|
| Common stock, Par Value $10; Authorized - 25,000 Shares; Issued and Outstanding - 8,410 Shares | 84,100 |
| Additional paid-in capital | 175,900 |
| Retained earnings | 328,343 |
| **TOTAL STOCKHOLDERS EQUITY** | 588,343 |
| **TOTAL LIABILITIES AND STOCKHOLDERS EQUITY** | $ 673,669 |

Notes to Financial Statement
For The Year Ended December 31, 2025

**1. Organization and Nature of Business**

Dorn & Co., Inc.'s (the Company), a Minnesota corporation, was incorporated in 1946. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear securities transactions on behalf of the customers on a fully disclosed basis through a clearing broker-dealer and promptly transmit customer funds to the clearing broker-dealer. The clearing broker-dealer caries the accounts of the customer and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

**2. Summary of Significant Accounting Policies**

**Basis of Presentation**

The accompanying financial statement have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

**Use of Estimates**

The preparation of financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

**Cash and Cash Equivalents**

The Company maintains cash in bank account which, at times may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

**Securities Clearing**

The Company conducts business as a registered broker-dealer on a fully-disclosed basis through RBC Correspondent Services (RBC CS), a division of RBC Capital Markets, LLC Member NYSE/FINRA/SIPC.

**Trading Securities and Deposits**

The Company maintains a trading deposit account at RBC in the amount of $250,539 at December 31, 2025, which is used to purchase trading securities. This amount is included in the Cash and Cash Equivalents on the Statement of Financial Condition at December 31, 2025. As of December 31, 2025, the Company had no inventoried trading securities. The funds are held in a trading deposit account. Trading securities are valued at quoted market values. The Company also maintains a clearing deposit account with RBC in the amount of $25,000 at December 31,2025.

**Property and Equipment**

Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

**Income Taxes**

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

**Credit Losses**

The Company accounts for estimated credit losses in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. The Company continually reviews the credit quality of its counterparties, and if deemed necessary, an allowance will be established. As of December 31, 2025 no allowance for credit losses has been recorded.

**2. Summary of Significant Accounting Policies (Continued)**

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statement. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

There are no uncertain tax positions as of December 31, 2025. The Company has not changed any of its tax accrual estimates. The Company files U.S. Federal and U.S. State Tax Returns.

**Revenue and Expense Recognition**

Commission revenue (and the related clearing expenses) are recorded on a trade date basis. Revenue from sale of insurance based products are earned when the placement is completed and the income is reasonably determinable. Investment management fees are recognized when earned based on the terms of their respective agreements.

*Significant Judgement*
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

*Broker Dealer Commissions*
The Company's broker-dealer subsidiaries earn commissions by executing client transactions in stocks, mutual funds, variable annuities and other financial products and services. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities and commodities transactions. The Company records a receivable on the trade date and receives a payment on settlement date.

*Advisory Fees*
The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

**3. Receivable from Broker-Dealers and Clearing Organizations**

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2025, consist of the following:

|  | 2025 |
|---|---|
| Fees and Commissions Receivable | $ 8,284 |
| Receivable from Clearing Organization | 75,896 |
| Total | $ 84,180 |

Revenue from the clearing broker counts for 90% of total receivables.

**4. Profit Sharing Trust Fund**

The Company has adopted a non-contributory profit sharing plan covering all full-time employees with one or more years of service, to which it has been paying a cash amount approximating 3 percent of the eligible salaries of those employees who have fulfilled the length of service requirement.

**5. Concentrations of Credit Risk**

**Cash**

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account.

Notes to Financial Statement
For The Year Ended December 31, 2025

**6. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.  Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $391,305, which was $291,305 in excess of its required net capital of $100,000.  The Company's ratio of aggregate indebtedness to net capital was 21.81%.

**7. Commitments and Contingencies**

**Office Leases**

The Company also leases office space under an operating leases in Minnetonka, Minnesota. The lease is term was for 12 months and it expired in April 2026. The new accounting standard ASC 842, Leases, which requires companies to recognize right-of-use assets and lease liabilities for all leases is not applicable to leases 12 months and under in term. In January 2026, Company entered into a new lease agreement commencing on May 1, 2026, ending on April 30, 2027. The Company records rent expense on a straight-line basis over the term of the leases.

**Contingencies**

In the normal course of business, from time to time, the Company may be involved in judicial proceedings or arbitration concerning matters arising in connection with the conduct of its businesses, and, in the past, the Company has been involved in litigation matters. In addition, United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, "Accounting for Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

**8. Intangible Assets**

Intangible assets consist of the cost of a customer list. The value of the customer list is amortizable, and is based on the current and future revenue for this asset with an annual minimum equal to the straight line amortization over the remaining estimated economic life, which is 15 years. The Company purchased a customer list for $164,000 in October 2018. The Company paid cash of $54,000 and entered into a note payable for $110,000. In July 2021 the Company purchased another customer list for $120,000. The Company paid $40,000 and entered into a note payable for $80,000. Amortization expense for the year ended December 31, 2025 was $18,934. Management believes that there is no impairment to the value of these assets.

**8. Intangible Assets (cont.)**

Current and future amortization of Intangible assets are as follows:

| Date | Amortization | Net Balance |
|------|-------------|-------------|
| 2025 | 18,934 | 168,731 |
| 2026 | 18,934 | 149,797 |
| 2027 | 18,934 | 130,863 |
| 2028 | 18,934 | 111,929 |
| 2029 | 18,934 | 92,995 |
| Total | 94,670 | 92,995 |

**9. Property and Equipment**

Property and equipment consists of the following at December 31, 2025:

| | |
|---|---|
| Office equipment | $ 221,087 |
| Leasehold improvements | 371,663 |
| Subtotal | 592,750 |
| Less accumulated depreciation | (590,625) |
| Total | $ 2,125 |

**10. Related Party Transactions**

The Company paid commission to a stockholder for the year ended December 31, 2025. As of December 31, 2025 the Company had a commission payable due to a stockholder in the amount of $11,598.

It is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

**11. Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of placement fees, advisory fees, proprietary trading, and trail income. As described in FASB ASU 2023-07, FASB 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Chief Executive Officer. The CODM reviews net loss and expenses presented on a consolidated basis consistent with the presentation of the statement of operations for purposes of making operating decisions, allocating resources, and evaluating financial performance. The measure of segment assets is reported on the consolidated balance sheet as total assets. As a result, the Company in its entirety is a single reportable segment. The accounting policies of the Company's single reportable segment are the same as those described in this Note 2. Refer to Note 1 for a description of the single segment's business.

**12. Subsequent Events**

The Company has evaluated events and transactions that occurred between February 24, 2026, which is the date the financial statement was available to be issued, for possible disclosure and recognition in the financial statement.